EXHIBIT 99.1

AMARC RESOURCES LTD.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

MARCH 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of Amarc Resources Ltd.,

Opinion on the Financial Statements

We have audited the accompanying financial statements of Amarc Resources Ltd. (the “Company”), which comprise the statements of financial position as at March 31, 2026 and 2025, and the statements of net loss and comprehensive loss, changes in (deficiency) equity and cash flows for each of the three years in the period ended March 31, 2026, and related notes and schedules (collectively referred to as the ‘financial statements’). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2026 and 2025 and its financial performance and its cash flows for each of the three years in the period ended March 31, 2026, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Without modifying our opinion, we draw attention to Note 1 in the financial statements which indicates that the Company has no current source of revenue, has incurred losses from inception and is dependent upon its ability to secure new sources of financing. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts substantial doubt as to the Company's ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. This issue also constitutes, from our perspective, a critical audit matter.

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the financial statements; and (ii) involved, on our part, especially challenging, subjective, or complex judgements. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating this critical audit matter, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

The principal considerations for our determination that the going concern uncertainty was a critical audit matter were: (i) that the formal reporting of such uncertainty involves a significant disclosure, the absence of which could constitute a material misstatement to a financial statement reader and, (ii) that, at the same time, it involves on our part the use of a high level of subjective judgement as we are required to consider the possible impact of future events that cannot currently be known and which in all likelihood will not be directly linked to any particular current or future financial results and reporting, or the lack thereof.

Addressing this matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures also included, among others, (i) obtaining and evaluating management’s assessment of the Company’s ability to remain a going concern; (ii) determining based on all other evidence available to us whether management’s assessment appeared to be fair and reasonable in the circumstances and, (iii) considering whether the resultant disclosure of these matters herein was consistent with the foregoing, in the context of the Company’s overall business activities, objectives and financial history.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (‘PCAOB’) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

A critical audit matter was communicated above under ‘Going Concern’.

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 1995.

Vancouver, Canada

July 20, 2026

Amarc Resources Ltd.
Statements of Financial Position
(Expressed in Canadian Dollars)

		As at March 31, 2026	As at March 31, 2025
	Note	($)	($)
ASSETS
Current assets
Cash	3	1,414,013	1,211,297
Amounts receivable and other assets	6	110,319	109,975
Marketable securities	4	5,514	22,086
		1,529,846	1,343,358
Non-current assets
Investment in Aurora Minerals Ltd.	8	1	–
Restricted cash	5	514,546	514,828
Right-of-use asset	14	1,681	21,858
Total assets		2,046,074	1,880,044

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	9	894,353	780,923
Advanced contributions received	7(c),8	529,583	635,530
Balances due to related parties	12	311,905	278,238
Director's loan	10	1,050,846	966,304
Lease liability	14	2,347	26,417
		2,789,034	2,687,412

Non-current liabilities
Lease liability	14	–	2,347
Total liabilities		2,789,034	2,689,759

Shareholders' equity (deficiency)
Share capital	11	69,645,197	68,863,511
Reserves	11	4,482,430	4,267,374
Accumulated deficit		(74,870,587)	(73,940,600)
		(742,960)	(809,715)
Total liabilities and shareholders' equity		2,046,074	1,880,044

Nature of operations and going concern (note 1) Events after the reporting period (note 17)

The accompanying notes are an integral part of these financial statements.

/s/ Robert A. Dickinson	/s/ Scott D. Cousens

Robert A. Dickinson	Scott D. Cousens
Director	Director

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Amarc Resources Ltd.

Statements of Net Loss and Comprehensive Loss

(Expressed in Canadian Dollars, except for weighted average number of common shares)

		Years ended March 31
	Note	2026	2025	2024
		($)	($)	($)
Expenses
Exploration and evaluation	7,13	19,179,186	22,575,096	12,432,493

Administration		1,819,170	1,597,495	1,161,870
Legal, accounting and audit		243,969	298,277	109,830
Office and administration	12(b),13	614,473	423,740	417,032
Rent		9,145	35,570	62,908
Shareholder communication		574,633	524,599	366,171
Travel and accommodation		298,372	267,551	135,138
Trust and regulatory		78,578	47,758	70,791

Equity-settled share-based compensation		273,147	350,834	425,460

Cost recoveries	7	(18,961,755)	(18,921,430)	(13,178,925)

		2,309,748	5,601,995	840,898
Other items
Finance income		(126,676)	(320,574)	(371,222)
Interest expense – director's loans	10	100,000	99,000	101,274
Accretion expense - office lease		1,748	4,722	7,360
Interest and penalties		113	69,706	–
Other fee income	8	(1,413,040)	(977,547)	(696,248)
Amortization of right-of-use asset		20,177	20,175	20,175
Transaction cost – director's loans	10	34,678	181,357	136,942
Flow through premium recovery		–	(769,231)	–
Foreign exchange loss		3,239	3,285	4,271
Net loss		929,987	3,912,888	43,450

Other comprehensive loss
Items that will not be reclassified subsequently to loss (income):
Change in value of marketable securities	4	16,572	19,501	97,698
Total other comprehensive loss		946,559	3,932,389	141,148

Basic and diluted loss per share		0.00	0.02	0.00

Weighted average number of common
shares outstanding		224,931,565	216,724,808	194,992,511

The accompanying notes are integral part of these financial statements

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Amarc Resources Ltd.

Statements of Changes in (Deficiency) Equity

(Expressed in Canadian Dollars, except for share information)

	Share capital		Reserves
	Number of shares	Amount	Share-based payments reserve	Investment revaluation reserve	Share warrants reserve	Deficit	Total
	(#)	($)	($)	($)	($)	($)	($)
Balance at April 1, 2023	186,602,894	65,228,921	2,650,490	(1,495,692)	3,135,098	(69,984,262)	(465,445)
Net loss for the year	–	–	–	–	–	(43,450)	(43,450)
Other comprehensive loss for the year	–	–	–	(97,698)	–	–	(97,698)
Total comprehensive loss	–	–	–	(97,698)	–	(43,450)	(141,148)
Issuance of common shares pursuant to property agreement	100,000	7,500	–	–	–	–	7,500
Issuance of common shares pursuant to non-flow-through private placement	9,615,385	769,231	–	–	–	–	769,231
Issuance of common shares pursuant to a flow-through private placement	15,384,615	2,000,000	–	–	–	–	2,000,000
Flow-through share premium liability	–	(769,231)	–	–	–	–	(769,231)
Equity-settled share-based compensation	–	–	425,460	–	–	–	425,460
Balance at March 31, 2024	211,702,894	67,236,421	3,075,950	(1,593,390)	3,135,098	(70,027,712)	1,826,367
Balance at April 1, 2024	211,702,894	67,236,421	3,075,950	(1,593,390)	3,135,098	(70,027,712)	1,826,367
Net loss for the year	–	–	–	–	–	(3,912,888)	(3,912,888)
Other comprehensive loss for the year	–	–	–	(19,501)	–	–	(19,501)
Total comprehensive loss	–	–	–	(19,501)	–	(3,912,888)	(3,932,389)
Issuance of common shares pursuant to property agreement	100,000	7,500	–	–	–	–	7,500
Shares issued through exercise of options	6,214,668	587,973	–	–	–	–	587,973
Fair value reversal of options exercised	–	429,161	(429,161)	–	–	–	–
Fair value reversal of warrants exercised	–	252,456	(252,456)	–	–	–	–
Shares issued through exercise of warrants	6,176,470	350,000	–	–	–	–	350,000
Equity-settled share-based compensation	–	–	350,834	–	–	–	350,834
Balance at March 31, 2025	224,194,032	68,863,511	2,745,167	(1,612,891)	3,135,098	(73,940,600)	(809,715)
Balance at April 1, 2025	224,194,032	68,863,511	2,745,167	(1,612,891)	3,135,098	(73,940,600)	(809,715)
Net loss for the year	–	–	–	–	–	(929,987)	(929,987)
Other comprehensive loss for the year	–	–	–	(16,572)	–	–	(16,572)
Total comprehensive loss	–	–	–	(16,572)	–	(929,987)	(946,559)
Issuance of common shares pursuant to property agreement	1,000,000	690,000	–	–	–	–	690,000
Shares issued through exercise of options	183,332	50,167	–	–	–	–	50,167
Fair value reversal of options exercised	–	41,519	(41,519)	–	–	–	–
Equity-settled share-based compensation	–	–	273,147	–	–	–	273,147
Balance at March 31, 2026	225,377,364	69,645,197	2,976,795	(1,629,463)	3,135,098	(74,870,587)	(742,960)

The accompanying notes are integral part of these financial statements.

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Amarc Resources Ltd.

Statements of Cash Flows

(Expressed in Canadian Dollars)

		Years ended March 31
	Note	2026	2025	2024
		($)	($)	($)
Operating activities
Net loss for the year		(929,987)	(3,912,888)	(43,450)
Adjustments for:
Amortization of right-of-use asset	14	20,177	20,175	20,175
Equity-settled share-based compensation		273,147	350,834	425,460
Flow through premium recovery		–	(769,231)	–
Office lease accretion per IFRS 16	14	1,748	4,722	7,360
Office base rent recorded as lease reduction per IFRS 16	14	(28,165)	(28,164)	(28,056)
Property acquisition and assessments costs	7(b)	690,000	7,500	7,500
Interest expense – director's loans	10	100,000	99,000	101,274
Transaction cost – director's loans	10	34,678	181,357	136,942

Changes in working capital items
Amounts receivable and other assets		(344)	106,149	2,227
Restricted cash		282	20,000	5,006
Accounts payable and accrued liabilities		113,429	(347,886)	(52,056)
Advanced contributions received	7(c),8	(105,947)	(4,497,191)	1,008,372
Balances due to related parties		33,667	130,905	(383,179)
Net cash provided by (used in) operating activities		202,685	(8,634,718)	1,207,575
Financing activities
Net proceeds from issuance of common shares pursuant to a private placement		–	–	2,769,231
Payment for director's loan interest	10	(50,136)	(99,000)	(101,274)
Proceeds from exercise of share purchase warrants	11(a)	–	350,000	–
Proceeds from option exercise	11(a)	50,167	587,973	–
Net cash provided by financing activities		31	838,973	2,667,957

Net increase (decrease) in cash		202,716	(7,795,745)	3,875,532
Cash, beginning balance		1,211,297	9,007,042	5,131,510
Cash, ending balance		1,414,013	1,211,297	9,007,042

The accompanying notes are an integral part of these financial statements.

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AMARC RESOURCESLTD. Notes to the Financial Statements. For the years ended March 31, 2026 and 2025 (Expressed in Canadian Dollars, unless otherwise stated)

1.NATURE AND CONTINUANCE OF OPERATIONS

Amarc Resources Ltd. (“Amarc” or the “Company”) is a company incorporated under the laws of the Province of British Columbia (“BC”). Its principal business activity is the acquisition and exploration of mineral properties. The Company’s mineral property interests are located in BC. The address of the Company’s corporate office is 14th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H1.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The Company’s continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to continue the exploration and development of its mineral property interests and to obtain the permits necessary to mine, and the future profitable production from its mineral property interest or proceeds from the disposition of its mineral property interests.

These financial statements as at and for the year ended March 31, 2026 (the “Financial Statements”) have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As at March 31, 2026, the Company had cash of $1,414,013, working capital deficiency of $1,259,188, and an accumulated deficit of $74,870,587.

The Company will need to seek additional financing to meet its exploration and development objectives. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to be able to obtain additional financial resources or will achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to re-evaluate its planned expenditures until additional funding can be raised through financing activities. These factors indicate the existence of a material uncertainty that casts significant doubt about the Company’s ability to continue as a going concern.

These Financial Statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

2. MATERIAL ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a) Statement of compliance

These Financial Statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Board of Directors of the Company authorized these Financial Statements for issuance on July 20, 2026.

(b) Basis of presentation and measurement

These Financial Statements have been prepared on a historical cost basis, except for certain financial instruments classified as fair value through other comprehensive income, which are reported at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

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AMARC RESOURCESLTD. Notes to the Financial Statements. For the years ended March 31, 2026 and 2025 (Expressed in Canadian Dollars, unless otherwise stated)

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.

These Financial Statements are presented in Canadian dollars (“CAD”), which is also the Company’s functional currency. At the transaction date, each asset, liability, revenue and expense denominated in a foreign currency is translated into CAD using the exchange rate in effect at that date. At the period-end date, unsettled monetary assets and liabilities are translated into CAD using the exchange rate in effect at the period-end date and the related translation differences are recognized in net income or loss.

(c) Significant accounting estimates and judgements

The preparation of the Financial Statements in conformity with IFRS requires management to make judgements, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

The impacts of such estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Specific areas where significant estimates or judgments exist are:

•	assessment of the Company’s ability to continue as a going concern; and

•	Exploration and evaluation expenses and related cost recoveries.

(d) Financial instruments

A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not measured at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition. The directly attributable transaction costs of a financial asset classified at FVTPL are expensed in the period in which they are incurred.

Financial assets measured at amortized cost

A financial asset is measured at amortized cost if it meets both the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and,

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

These financial assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses, and impairment losses are recognized in profit or loss. Any gain or loss on the derecognition of the financial asset is recognized in profit or loss.

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AMARC RESOURCESLTD. Notes to the Financial Statements. For the years ended March 31, 2026 and 2025 (Expressed in Canadian Dollars, unless otherwise stated)

Financial assets measured at fair value through other comprehensive income

A debt investment is measured at fair value through other comprehensive income (“FVTOCI”) if it meets both the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and,

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On the initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

Debt investments measured at FVTOCI are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses, and impairment are recognized in profit or loss. Other net gains and losses are measured in OCI. On de-recognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Financial assets measured at fair value through profit or loss

All financial assets not classified as measured at amortized cost or measured at FVTOCI, as described above, are measured at FVTPL; this includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or measured at FVTOCI as FVTPL if doing so eliminates, or significantly reduces, an accounting mismatch that would otherwise arise.

These financial assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets	Classification
Cash	Amortized cost
Marketable securities	FVTOCI
Restricted cash	Amortized cost
Amounts receivable and other assets	Amortized cost

Financial Liabilities	Classification
Accounts payable and accrued liabilities	Amortized cost
Balance due to related parties	Amortized cost
Director’s loan	Amortized cost

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AMARC RESOURCESLTD. Notes to the Financial Statements. For the years ended March 31, 2026 and 2025 (Expressed in Canadian Dollars, unless otherwise stated)

(e) Exploration and evaluation expenditures

Exploration and evaluation costs are costs incurred to discover mineral resources, and to assess the technical feasibility and commercial viability of the mineral resources found.

Exploration and evaluation expenditures include:

•	costs associated with the acquisition of licenses;

•	costs associated with the acquisition of exploration and evaluation of assets, including mineral properties; and

•	costs associated with exploration and evaluation activities.

Exploration and evaluation costs are generally expensed as incurred until the technical feasibility and commercial viability of extracting a mineral resource has been determined and a positive decision to proceed to development has been made. However, if management concludes that future economic benefits are more likely than not to be realized, the costs of property, plant and equipment for use in the exploration and evaluation of mineral resources are capitalized.

Costs incurred before the Company has obtained the legal rights to explore an area are expensed. Costs incurred after the technical feasibility and commercial viability of extracting a mineral resource has been determined and a positive decision to proceed to development has been made are considered development costs and are capitalized.

Costs applicable to established mineral property interests where no further work is planned by the Company may, for presentation purposes only, be carried at nominal amounts.

(f) Share capital

Common shares of the Company are classified as equity. Transaction costs directly attributable to the issuance of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.

When the Company issues common shares for consideration other than cash, the transaction is measured at fair value based on the quoted market price of the Company’s common shares on the date of issuance.

(g) Loss per share

Loss per share is computed by dividing the losses attributable to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is determined by adjusting the losses attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, such as options granted to employees. The dilutive effect of options assumes that the proceeds to be received on the exercise of share purchase options are applied to repurchase common shares at the average market price for the reporting period. Share purchase options are included in the calculation of dilutive earnings per share only to the extent that the market price of the common shares exceeds the exercise price of the share purchase options. The effect of anti-dilutive factors is not considered when computed diluted loss per share.

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AMARC RESOURCESLTD. Notes to the Financial Statements. For the years ended March 31, 2026 and 2025 (Expressed in Canadian Dollars, unless otherwise stated)

(h) Equity-settled share-based payments

The share purchase option plan allows employees and consultants of the Company to acquire shares of the Company. The fair value of share purchase options granted is recognized as an employee or consultant expense with a corresponding increase in the share-based payments reserve in equity. An individual is classified as an employee when the individual is an employee for legal and tax purposes (direct employee) or provides services similar to those performed by a direct employee.

For employees, fair value is measured at the grant date and each tranche is recognized on a straight-line basis over the period during which the share purchase options vest. The fair value of the share purchase options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the share purchase options were granted. At the end of each financial reporting period, the amount recognized as an expense is adjusted to reflect the actual number of share purchase options that are expected to vest.

Share-based payment transactions with non-employees are measured at the fair value of the goods and services received. However, if the fair value cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instrument granted at the date the entity obtains the goods or the counterparty renders the service.

(i) Income taxes

Income tax on the profit or loss for the years presented comprises of current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The following temporary differences are not provided for:

•	goodwill not deductible for tax purposes;

•	the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and

•	differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future.

The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

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AMARC RESOURCESLTD. Notes to the Financial Statements. For the years ended March 31, 2026 and 2025 (Expressed in Canadian Dollars, unless otherwise stated)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority, and the Company intends to settle its current tax assets and liabilities on a net basis.

Flow-through shares

The Company will, from time-to-time, issue flow-through common shares to finance a portion of its exploration programs. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability, and ii) share capital. Upon expenses being incurred, the Company derecognizes this liability and recognizes this premium as other income, offsetting any expense associated with the Company’s expenditure of the flow-through proceeds.

(j) Restoration, rehabilitation and environmental obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability at the time the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the project or asset, the conditions imposed by the relevant permits, and, when applicable, the jurisdiction in which the project or asset is located.

(k) Operating segments

The Company operates as a single reportable segment—the acquisition, exploration and development of mineral properties. All assets are held in Canada.

(l) Government assistance

When the Company is entitled to receive the BC Mining Exploration Tax Credit (“BCMETC”) and other government grants, this government assistance is recognized as a cost recovery when there is reasonable assurance of recovery. Any amounts accrued or received typically remain subject to review and revision by government authorities, which may occur within a three-year look-back period. It is not possible to predict the occurrence or outcome of such actions in advance.

(m) Leases

All leases are accounted for by recognizing a right-of-use asset and a lease liability except for:

•	Leases of low value assets; and

•	Leases with a duration of twelve months or less.

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AMARC RESOURCESLTD. Notes to the Financial Statements. For the years ended March 31, 2026 and 2025 (Expressed in Canadian Dollars, unless otherwise stated)

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by the interest rate implicit in the lease, or if that rate cannot be readily determined, the Company’s incremental borrowing rate on commencement of the lease is used. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term. Other variable lease payments are expensed in the period to which they relate.

On initial recognition, the carrying value of the lease liability also includes:

•	Amounts expected to be payable under any residual value guarantee;

•	The exercise price of any purchase option granted if it is reasonable certain to assess that option; and

•	Any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

Right-of-use assets are initially measured at the amount of the lease liability, reduced for any lease incentives received, and increased for:

•	Lease payments made at or before commencement of the lease;

•	Initial direct costs incurred; and

•	The amount of any provision recognized where the Company is contractually required to dismantle, remove or restore the leased asset.

Lease liabilities, on initial measurement, increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made.

Right-of-use assets are amortized on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset if this is judged to be shorter than the lease term.

When the Company revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted at the same discount rate that applied on lease commencement. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised. In both cases, an equivalent adjustment is made to the carrying value.

(n) Joint Arrangements

The Company conducts exploration work jointly with other parties in joint ventures and other related legal entities in circumstances where neither party can be said to authoritatively control the entity. Such arrangements are considered, for accounting purposes, to be joint ventures when a separate legal entity exists and where the Company’s investment is substantially related only to the net assets of that entity. The Company’s interests in a joint venture are accounted for on the equity basis, reflective of the Company’s net investment at cost plus the Company’s proportionate share of the entity’s subsequent income, less its share of any losses incurred. Losses are not typically recognized to the extent that doing so would create a negative balance relative to the Company’s net investment.

Arrangements with other parties which are not typically conducted through separate legal entities are classified are joint operations and consolidated within the Company’s financial statements on a line-by-line basis and reflective of the Company’s proportionate interest in such activities.

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AMARC RESOURCESLTD. Notes to the Financial Statements. For the years ended March 31, 2026 and 2025 (Expressed in Canadian Dollars, unless otherwise stated)

(o) New and amended IFRS Accounting Standards pronouncements

IFRS 18 Presentation and Disclosures in Financial Statements

On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosures in Financial Statements. The objective of the new standard is to set out requirements for the presentation and disclosure of information in general purpose financial statements to help ensure they provide relevant information that faithfully represents an entity’s assets, liabilities, equity, income and expenses. The new standard is effective for reporting periods beginning on or after January 1, 2027. Management is currently assessing the impact of the new standard on the Company's interim and annual financial statements.

Amendments to IFRS 9 and IFRS 7

On May 30, 2024, the IASB issued amendments to the classification and measurement of financial instruments to address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income. The amendments are effective for reporting periods beginning on or after January 1, 2026. Management is currently assessing the impact of the new standard on the Company's interim and annual financial statements.

3. CASH

The Company’s cash is invested in business accounts, which are available on demand by the Company. The cash balance at March 31, 2026 included $305,349 of advance contributions to be spent on exploration expenditures (note 7) and $224,234 in deferred expenditures for services agreement (note 8).

4. MARKETABLE SECURITIES

As at March 31, 2026, the fair value of its current holdings was $5,514 (March 31, 2025 - $22,086) and during the year ended March 31, 2026 there was a negative change in value adjustment of $16,572 (year ended March 31, 2025 – $19,501 negative change). The marketable securities include 550,000 units (shares and warrants) of Carlyle Commodities Corp., a Canadian public company listed on the TSX Venture Exchange.

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AMARC RESOURCESLTD. Notes to the Financial Statements. For the years ended March 31, 2026 and 2025 (Expressed in Canadian Dollars, unless otherwise stated)

As at March 31, 2026, the Company held the following marketable securities:

Company	Shares Held	Cost	Fair Value At March 31, 2026	Fair Value At March 31, 2025	Change in Fair Value
	(#)	($)	($)	($)	($)
Carlyle Commodities Corp - Shares	550,000	907,500	5,500	8,250	(2,750)
Other	1,678,839	14,237	14	13,836	(13,822)
Total	2,778,839	1,648,737	5,514	22,086	(16,572)

5. RESTRICTED CASH

Restricted cash represents amounts held in support of exploration permits. The amounts are refundable subject to the consent of provincial regulatory authorities upon completion of any required reclamation work on the related projects.

The following tables summarize the restricted cash held by project:

	March 31, 2026	March 31, 2025
	($)	($)
IKE	85,008	85,008
DUKE	77,812	77,812
JOY	337,961	337,961
Other	13,765	14,047
	514,546	514,828

6. AMOUNTS RECEIVABLE AND OTHER ASSETS

	March 31, 2026	March 31, 2025
	($)	($)
Sales tax refundable	–	65,444
Prepaid	110,319	44,531
	110,319	109,975

7. EXPLORATION AND EVALUATION EXPENSES AND COST RECOVERIES

During the year ended March 31, 2026, the Company incurred $19,179,186 (year ended March 31, 2025 - $22,575,096) on exploration and evaluation expenses and recovered $18,961,755 (year ended March 31, 2025 - $18,921,430) of this amount from its partners, both of which have been included in the statements of net loss and comprehensive loss. The following tables summarize the exploration and evaluation expenses incurred.

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AMARC RESOURCESLTD. Notes to the Financial Statements. For the years ended March 31, 2026 and 2025 (Expressed in Canadian Dollars, unless otherwise stated)

	IKE	JOY (1)	DUKE	OTHER	TOTAL
Year ended March 31, 2026	($)	($)	($)	($)	($)
Assays and analysis	50,519	412,038	580,235	93,208	1,136,000
Drilling	6,545	3,023,347	2,903,542	2,230	5,935,664
Environmental	330	9,801	30,284	–	40,415
Equipment rental	16,200	229,129	228,233	142	473,704
Freight	–	322,460	145,736	–	468,196
Geological, including geophysical	74,860	1,087,521	1,451,086	236,788	2,850,255
Graphics	1,299	7,115	5,257	3,855	17,526
Helicopter and fuel	–	1,846,554	1,951,779	12,094	3,810,427
Operations support	19,860	1,000,931	658,803	70,908	1,750,502
Property acquisition and assessments costs	68,280	707,448	24,667	107,020	907,415
Socioeconomic	21,660	111,153	86,884	45,829	265,526
Technical data	146	–	–	–	146
Travel and accommodation	5,540	508,296	980,415	29,159	1,523,410
	265,239	9,265,793	9,046,921	601,233	19,179,186

	IKE	JOY	DUKE	OTHER	TOTAL
Year ended March 31, 2025	($)	($)	($)	($)	($)
Assays and analysis	293,030	1,009,421	554,906	4,180	1,861,537
Drilling	596,256	3,648,508	1,142,301	–	5,387,065
Environmental	16,316	54,459	24,781	533	96,089
Equipment rental	62,610	203,124	157,025	–	422,759
Freight	49,476	262,350	107,451	152	419,429
Geological, including geophysical	454,583	1,321,153	1,900,966	72,768	3,749,470
Graphics	2,236	7,310	17,643	903	28,092
Helicopter and fuel	1,031,806	2,288,980	1,148,199	–	4,468,985
Operations support	102,493	16,924	24,949	522,040	666,406
Property acquisition and assessments costs	481,900	2,590,722	1,368,652	28,555	4,469,829
Socioeconomic	91,292	206,574	189,261	22,068	509,195
Technical data	4,200	34,890	34,820	–	73,910
Travel and accommodation	25,018	200,297	187,924	9,091	422,330
	3,211,216	11,844,712	6,858,878	660,290	22,575,096

(1)

Includes expenses incurred to the date the JOY District mineral rights and title were transferred to Aurora Minerals Ltd. upon the establishment of the JOY District joint venture with Freeport (note 8). All exploration costs incurred on the JOY District subsequent to August 20, 2025 have been recorded in Aurora Minerals Ltd. and are not presented here.

Below is a summary of the Company’s major exploration property interests, together with the material property transactions.

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AMARC RESOURCESLTD. Notes to the Financial Statements. For the years ended March 31, 2026 and 2025 (Expressed in Canadian Dollars, unless otherwise stated)

(a) IKE District

The IKE District is subject to the following royalties:

•

A 1% net smelter return (“NSR’) on the IKE Property mineral claims capped at $2 million, which can be repurchased at any time for $2 million. An additional 2% NSR, subject to the Company retaining the right to purchase up to the entire royalty amount by the payment of up to $4 million. The Company has also agreed to make annual advance royalty payments of $50,000 to the holders of the 2% NSR royalty interest and, upon completion of a positive feasibility study, to issue to these same parties 500,000 common shares.

•

A 2% NSR on the Granite Property mineral claims which can be purchased for $2 million. In addition, there is an underlying 2.5% NSR royalty on certain mineral claims within the Granite Property, which can be purchased at any time for $1.5 million less any amount of royalty already paid.

•	The entire IKE District is subject to a 1% NSR royalty from mine production capped at a total of $5 million.

(b) JOY District (note 8)

The JOY District is comprised of: the AuRORA Au-Cu-Ag Deposit, PINE Au-Cu Deposit, and the TWINs and CANYON Au-Cu Discoveries together with Paula Property, JOY Property, Brenda Property and PIL Property.

In November 2019, the Company entered into a purchase agreement with two prospectors to acquire 100% of a single mineral claim, called the Paula Property. The Paula Property forms part of the agreement with Freeport (below).

In December 2019, as per the amended PINE Property purchase agreement between Amarc and Gold Fields Toodoggone Exploration Corp. (“GFTEC”), the Company completed its acquisition of the PINE property by issuing to GFTEC 5,000,000 common shares of the Company. The amended agreement requires a further 2,000,000 common shares to be issued to GFTEC contingent on reaching certain expenditure levels, as defined by the amended agreement. On August 21, 2025, the Company issued 1,000,000 common shares to GFTEC as certain expenditure levels were met (note 11(a)). The fair value of the shares issued was $690,000 and has been recorded as property acquisition and assessment costs during the year ended March 31, 2026. The PINE Property forms part of the agreement with Freeport (below).

JOY District Agreement with Freeport

On May 11, 2021, the Company and Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), a wholly-owned subsidiary of Freeport-McMoRan Inc. (NYSE:FCX) entered into a Mineral Property Earn-in Agreement (the “Agreement”) whereby Freeport may acquire up to a 70% ownership interest of the JOY District. To earn an initial 60% interest, Freeport is required to fund $35 million of work expenditures over a 5-year term. On May 11, 2025, Freeport earned the 60% interest under an accelerated timeframe and a private joint venture corporation, Aurora Minerals Ltd. (“AuRORA Minerals”) was established to hold the mineral rights and title and to operate the JOY District (note 8). Freeport also elected to earn an additional 10% interest, for an aggregate 70% interest by sole funding a further $75 million within the following five years at a rate of no less than $10 million per year. Freeport is not obligated to continue funding Stage 2 and may abandon it at any time and revert to the 60:40 ownership arrangement.

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AMARC RESOURCESLTD. Notes to the Financial Statements. For the years ended March 31, 2026 and 2025 (Expressed in Canadian Dollars, unless otherwise stated)

On February 5, 2025, the Company entered into a mineral property option agreement to acquire a 100% interest in 22 mineral claims (the “Brenda Property”) that are located adjacent to its JOY tenure and immediately to the east of its AuRORA copper-gold-silver (“Cu-Au-Ag”) discovery. The terms of the 5-year option to acquire 100% of the Brenda Property requires annual payments of $400,000 with the option to purchase exercise price starting at $8 million if exercised in the first year, and increasing on an annual basis to $12 million in year five. The claims are subject to a 2% NSR royalty of which 1% (or one-half) can be acquired for $5 million before commencement of commercial mining operations or $10 million after commencement of mining. The claims fall largely within the area of common interest under the Agreement. In April, 2025, Freeport exercised its right to have the entire Brenda Property included in the JOY District.

In addition, Freeport has an option to acquire 80% of the PIL Property from Finlay Minerals Ltd. (“Finlay”). Approximately 32% (42.34 km2) of the PIL Property mineral claims area lies within the area of common interest under the Agreement. The Company has exercised its right to have the area under common interest brought into the JOY District. Freeport is responsible for making all expenditures to fund the exercise of the PIL Property option with Finlay. Expenditures incurred within the area of common interest will be credited towards the Agreement with Amarc. If Freeport acquires its interest in the PIL Property, Amarc will have a maximum interest of 24% of the PIL Property.

During the year ended March 31, 2026, the Company recorded cost recoveries of $9,376,942 before the joint venture corporation was formed (note 8) (year ended March 31, 2025 - $11,619,947), offsetting the expenditures incurred pursuant to the Agreement.

The JOY District is subject to the following NSR royalties:

•

On November 21, 2017, Amarc acquired 100% interest in the 7,200 hectare JOY Property from a private vendor. This property is subject to an underlying 3% NSR royalty from production to a former owner, which is capped at $3.5 million.

•	The PINE Property is subject to a 3% NSR on the PINE Property capped at $5 million payable from production.

•

A 2.5% net profits interest (“NPI”) on mineral claims comprising approximately 96% of the PINE Property, which are subject to the 3% NSR and a 1% NSR on the balance of the claims that are not subject to the 3% NSR. The NPI royalty can be reduced to 1.25% at any time for $2.5 million in cash or shares. The NSR royalty can be reduced to 0.5% for $2.5 million in cash or shares.

•	The Paula claim is subject to a 1% NSR royalty payable from commercial production that is capped at $500,000.

(c) DUKE District

In November 2016, the Company agreed to acquire a 100% interest in certain mineral claims from a private company owned by one of its directors, reimbursing $168,996 in acquisition costs. These claims are included in the EIA with Boliden (below).

On July 7, 2023, the Company entered into a mineral property option agreement with an arms-length third party optionor to acquire a 100% interest in and to a property, subject to a 2% NSR royalty in the event of commercial production on the property, payable until $10 million has been paid after which the NSR shall cease. To acquire the property, the Company issued 200,000 common shares and must make annual cash payments of $5,000 to the optionor plus funding an annual scholarship for Indigenous students for a period of 10 years in the amount of $20,000 per year. This property is included in the EIA with Boliden (below).

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AMARC RESOURCESLTD. Notes to the Financial Statements. For the years ended March 31, 2026 and 2025 (Expressed in Canadian Dollars, unless otherwise stated)

DUKE District Agreement with Boliden

On November 22, 2022, the Company announced that it had entered into a Mineral Property Earn-in Agreement (the "EIA") with Boliden Mineral Canada Ltd. (“Boliden”), a wholly-owned subsidiary of the Boliden Group. Under the terms of the EIA, Boliden has a two-staged option to earn up to a 70% interest in the DUKE District.

To earn an initial 60% interest Boliden must fund $30 million of exploration and development expenditures within four years of the effective date of the EIA. Amarc is the operator during this initial earn-in stage. Upon earning a 60% interest, Boliden can elect to earn an additional 10% interest in the Duke District, for an aggregate 70% interest, by funding an additional $60 million of exploration and development expenditures at a minimum rate of $10 million per year over the ensuing six years. Once Boliden has earned a 60% interest it will also have the right to become the operator. As of December 31, 2025, Boliden had funded $30 million and earned a 60% interest in the Duke District. On April 30, 2026, Amarc and Boliden signed a joint venture agreement to jointly operate the DUKE District (the “DUKE JV”) effective April 1, 2026. Concurrently, the EIA was terminated and Boliden elected not to exercise the option to increase its interest from 60% to 70%. Boliden appointed Amarc as the operator for the DUKE JV. Under the DUKE JV, Boliden will now participate as to 60% and Amarc 40% in future programs of the DUKE JV, subject to standard dilution provisions in the event of non-participation.

The Company initially records the amounts of contributions received or receivable from Boliden pursuant to the EIA as a liability (advanced contributions received) in the statements of financial position, and subsequently recognized amounts as cost recoveries in the statements of net loss and comprehensive loss as the Company incurs the related expenditures. As at March 31, 2026, the Company recorded advanced contributions balance of $305,349 (March 31, 2025 - $635,530).

During the year ended March 31, 2026, the Company recorded cost recoveries of $9,413,415 (year ended March 31, 2025: $6,858,878) offsetting the expenditures incurred pursuant to the EIA.

(d) Other property transactions

On May 16, 2022, the Company entered into a mineral claims option agreement with an arms-length third party optionor to acquire a 100% interest in and to a property. The property is subject to a 2% NSR royalty in the event of commercial production, payable until $10 million has been paid after which the NSR royalty reduces to 0.5%.

To acquire its interest, the Company paid $100,000 during the year ended March 31, 2023 and shall pay $100,000 on or before May 31, 2023 and each year thereafter to, and including, May 31, 2031 until an aggregate of $1 million has been paid to the optionor. To Mach 31, 2026, an aggregate of $400,000 has been paid.

8. JOINT VENTURE CORPORATION – AURORA MINERALS LTD.

On August 20, 2025, the Company and Freeport formed a private joint venture corporation, AuRORA Minerals to operate the JOY District (note 7(b)). AuRORA Minerals holds the JOY District mineral rights and titles with Freeport owning 60% and Amarc owning 40% of the common shares of AuRORA Minerals. Freeport is the operator of AuRORA Minerals and has appointed Amarc as its primary contractor to manage JOY District exploration programs under a separate services agreement. AuRORA Minerals is governed by a shareholders agreement between Amarc and Freeport.

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AMARC RESOURCESLTD. Notes to the Financial Statements. For the years ended March 31, 2026 and 2025 (Expressed in Canadian Dollars, unless otherwise stated)

AuRORA Minerals was formed by the initial contribution of each of Amarc and Freeport of their respective 40% and 60% interests in the JOY District in consideration for the same percentage of common shares in the equity of AuRORA Minerals.

The transfer of such non-monetary consideration in exchange for the joint venture equity interest was considered to lack commercial substance and accordingly no gain or loss was recorded by the Company.

Subsequent to the establishment of AuRORA Minerals, Freeport has elected to sole fund stage 2 expenditures in the aggregate of $75 million within the next five years with a minimum required spend of $10 million per year. At such time as stage 2 is completed, Freeport’s ownership of AuRORA Minerals will increase to 70% and Amarc will be diluted to 30%. Freeport is not obligated to continue funding stage 2 and may abandon it at any time and remain at 60% ownership (note 7).

During the year ended March 31, 2026, Amarc provided, as contractor, $8,378,574 in services in relation to exploration and evaluation expenditures to AuRORA Minerals. As a result, Amarc earned a contractor fee of $380,010 as manager and primary contractor of the JOY District which has been recorded as other fee income.

The Company’s interest in AuRORA Minerals is accounted for using the equity accounting method on the basis that it retains significant influence over its operations. Amarc reports the carrying value of its investment in AuRORA Minerals at a nominal value of $1. Summarized financial information of AuRORA Minerals are set out below:

	March 31, 2026		March 31, 2025
Current assets		$3,863,303	N/A
Non-current assets	$	nil	N/A
Current liabilities		$142,304	N/A
Expenses		$7,526,241	N/A
Net loss		$7,526,241	N/A

As at March 31, 2026, the Company has a liability for advanced contributions received of $224,234 which represents unspent JOY District exploration and evaluation expenditures advanced by AuRORA Minerals.

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2026	March 31, 2025
	($)	($)
Accounts payable	298,194	488,338
Accrued liabilities	596,159	292,585
Total	894,353	780,923

10. DIRECTOR’S LOAN

In December 2019, the Company entered into a loan extension and amendment agreement (the “Loan”) with a director and significant shareholder of the Company (the “Lender”), pursuant to which a previous loan agreement with a maturity date of November 26, 2019 was extended for five years or earlier pending the achievement of certain financing milestones. The Loan has a principal sum of $1,000,000, is unsecured and bears interest at a rate of 10% per annum. On November 25, 2024, the Lender agreed to extend the repayment date of the Loan to November 26, 2025. On November 25, 2025, the repayment date of the Loan was further extended to January 4, 2027 or earlier pending the achievement of certain financing milestones. Interest is accrued on a monthly basis will be paid as amended, by the Loan maturity date.

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AMARC RESOURCESLTD. Notes to the Financial Statements. For the years ended March 31, 2026 and 2025 (Expressed in Canadian Dollars, unless otherwise stated)

The continuity of the Loan balance is as follows:

Total
($)
Balance, March 31, 2024	784,947
Amortization of transaction costs	181,357
Balance, March 31, 2025	966,304
Interest expense	100,000
Amortization of transaction costs	34,678
Cash interest paid	(50,136)
Closing balance, March 31, 2026	1,050,846
Current portion	1,050,846
Non-current portion	–

Finance expenses	Years ended March 31,
	2026	2025
	($)	($)
Interest on loan	100,000	99,000
Amortization of transaction costs	34,678	181,357
Total	134,678	280,357

11. SHARE CAPITAL AND RESERVES

(a) Authorized and outstanding share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value (“Common Shares”) and an unlimited number of preferred shares. All issued Common Shares are fully paid. No preferred shares have been issued.

On September 5, 2024, 100,000 common shares were issued pursuant to a property agreement at $0.075 per share.

During the year ended March 31, 2025, 6,214,668 common shares were issued as a result of the exercise of share purchase options.

During the year ended March 31, 2025, 6,176,470 flow-through shares were issued as a result of the exercise of flow -through share purchase warrants.

During the year ended March 31, 2026, 183,332 common shares were issued as a result of the exercise of share purchase options.

On August 21, 2025, the Company issued 1,000,000 common shares to GFTEC as part of the contingent consideration set out in the amended PINE property purchase agreement (note 7(b)).

As at March 31, 2026, the number of total issued and outstanding common shares is 225,377,364 (March 31, 2025: 224,194,032).

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AMARC RESOURCESLTD. Notes to the Financial Statements. For the years ended March 31, 2026 and 2025 (Expressed in Canadian Dollars, unless otherwise stated)

(b) Share purchase options

The following summarizes changes in the Company’s share purchase options:

	March 31, 2026		March 31, 2025
	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options
Beginning balance	0.133	5,945,332	0.102	13,410,000
Cancelled	0.670	(50,000)	0.116	(1,480,000)
Exercised	0.274	(183,332)	0.095	(6,214,668)
Expired	NA	–	0.120	(60,000)
Granted	1.115	600,000	0.670	290,000
Ending balance	0.218	6,312,000	0.133	5,945,332

The following summarizes information on the options outstanding and exercisable as at March 31, 2026:

		Weighted Average	Number of	Number of
		Remaining Contractual	Options	Options
Exercise price	Expiry date	Life (periods)	Outstanding	Exercisable

$0.125	11-Apr-26	0.03	120,000	120,000
$0.105	22-Mar-29	2.98	5,100,000	5,100,000
$0.105	22-Mar-27	0.98	302,000	302,000
$0.670	4-Feb-30	3.85	190,000	126,667
$0.680	27-Jun-30	4.24	100,000	100,000
$0.770	9-Jul-27	1.27	100,000	100,000
$1.310	25-Feb-31	4.91	400,000	66,667
		2.97	6,312,000	5,915,333

During the year ended March 31, 2026, the Company granted 600,000 share purchase options at a weighted average exercise price of $1.12 to its employees and contractors, for a period of two to five years.  During the year ended March 31, 2025 the Company granted 290,000 share purchase options to certain associates at a weighted average exercise price of $0.67, for a period of five years. All of the options are subject to the required TSX Venture Exchange acceptance and customary vesting provisions.

The Company uses the Black-Scholes option pricing model to estimate the fair value for all stock-based compensation. The expected volatility assumption inherent in the pricing model is based on the historical volatility of the Company’s shares over a term equal to the expected term of the options granted. The weighted average assumptions used in the option pricing model and the resulting weighted average fair values per option for the options granted during the year ended March 31, 2026 and 2025 were as follows:

	March 31, 2026	March 31, 2025
Risk-free rate:	2.66% to 2.86%	2.66%
Expected life:	2 to 5 years	5 years
Expected volatility:	99% - 114%	120%
Expected dividends:	Nil	Nil
Weighted average fair value per option:	$0.821	$0.576

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AMARC RESOURCESLTD. Notes to the Financial Statements. For the years ended March 31, 2026 and 2025 (Expressed in Canadian Dollars, unless otherwise stated)

(c) Share purchase warrants

The following summarizes changes in the Company’s share purchase warrants:

	March 31, 2026		March 31, 2025
	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants
Beginning balance	0.08	4,807,693	0.07	10,984,163
Exercised	NA	–	0.06	(6,176,470)
Ending balance	0.08	4,807,693	0.08	4,807,693

The following summarizes information on the warrants outstanding as at March 31, 2026:

		Weighted Average
		Remaining Contractual	Warrants
Exercise price	Expiry date	Life (periods)	Outstanding

$0.080	1-Dec-28	2.67	4,807,693
		2.67	4,807,693

12. RELATED PARTY TRANSACTIONS

	March 31, 2026	March 31, 2025
Balances due to related parties	($)	($)
Hunter Dickinson Services Inc.	269,360	242,569
United Mineral Services Ltd.	12,332	30,173
High Hills Consulting Ltd. (CFO fees)	17,648	–
Diane Nicolson (expenses reimbursement)	12,565	–
Thomas Wilson (former-CFO fees)	–	5,496
Total	311,905	278,238

(a) Transactions with key management personnel

Key management personnel (“KMP”) are those persons that have the authority and responsibility for planning, directing, and controlling the activities of the Company, directly and indirectly, and by definition include all the directors and officers of the Company.

During the year ended March 31, 2026, the Company’s President, Chief Executive Officer and Director, and Corporate Secretary provided services to the Company under a service agreement with Hunter Dickinson Services Inc. (note 12(b)).

During the year ended March 31, 2026, the Company recorded equity settled share-based compensation expense of $132,342 (year ended March 30, 2025 - $263,523) in relation to 200,000 stock options issued to directors and officers of the Company in April 2023 and 300,000 stock options issued to officers of the Company during the year ended March 31, 2026.

During the year ended March 31, 2026, the Company incurred fees totaling $159,244 (year ended March 31, 2025 -$66,857) in respect of services provided by the Chief Financial Officer.

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AMARC RESOURCESLTD. Notes to the Financial Statements. For the years ended March 31, 2026 and 2025 (Expressed in Canadian Dollars, unless otherwise stated)

(b) Hunter Dickinson Services Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary Hunter Dickinson Services Inc. (“HDSI”) are private companies established by a group of mining professionals. HDSI provides contract services for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. Amarc acquires services from a number of related and arms-length contractors, and it is at Amarc’s discretion that HDSI provides certain contract services.

The Company has one director in common with HDSI, namely Robert Dickinson. Also, the Company’s President, Chief Executive Officer and Director, and Corporate Secretary are contracted to work for the Company under an employee secondment agreement between the Company and HDSI.

Pursuant to an agreement dated July 2, 2010, HDSI provides certain technical, geological, corporate communications, regulatory compliance, and administrative and management services to the

Company, on a non-exclusive basis as needed and as requested by the Company and as available from HDSI (the “Services Agreement”).

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged by the Company.

HDSI also incurs third-party costs on behalf of the Company. Such third-party costs include, for example, capital market advisory services, communication services and office supplies. Third-party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company’s transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days’ notice by either the Company or HDSI.

The following is a summary of transactions with HDSI that occurred during the reporting periods:

	Years ended March 31,
	2026	2025	2024
(rounded to the nearest thousand CAD)	($)	($)	($)
Services received from HDSI and as requested by the Company	1,909,000	1,977,000	1,278,000
Information technology – infrastructure and support services	84,000	84,000	62,000
Office rent	55,000	53,000	45,000
Reimbursement, at cost, of third-party expenses
incurred by HDSI on behalf of the Company	434,000	271,000	329,000
Total	2,482,000	2,385,000	1,714,000

(c) United Mineral Services Ltd.

United Mineral Services Ltd. (“UMS”) is a private company wholly-owned by one of the directors of the Company. UMS is engaged in the acquisition and exploration of mineral property interests. During the year ended March 31, 2026, the Company incurred $38,266 reimbursement of expenses to UMS (year ended March 31, 2025 - $41,938 respective of geological services provided by UMS).

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AMARC RESOURCESLTD. Notes to the Financial Statements. For the years ended March 31, 2026 and 2025 (Expressed in Canadian Dollars, unless otherwise stated)

13. SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS

(a) Salaries, fees and benefits

Salaries, fees and benefits included in exploration and evaluation expenses and administration expenses are as follows:

	Years ended March 31,
	2026(1)	2025(1)	2024(1)
Salaries, fees and benefits	($)	($)	($)
Exploration and evaluation expenses	8,894,000	11,372,000	6,777,000
Administration expenses (2)	317,000	389,000	347,000
	9,211,000	11,761,000	7,124,000

(1)	rounded to the nearest whole thousand.

(2)	includes salaries and benefits included in office and administration expenses (note 13(b)) and other salaries and benefits expenses classified as administration expenses.

(b) Office and administration expenses

Office and administration expenses include the following:

	Years ended March 31,
	2026(1)	2025(1)	2024(1)
	($)	($)	($)
Salaries and Benefits	317,000	389,000	340,000
Data processing and retention	9,000	13,000	21,000
Insurance	33,000	27,000	26,000
Other office expenses	255,000	55,000	30,000
	614,000	484,000	417,000

(1)	rounded to the nearest whole thousand.

14. OFFICE LEASE – RIGHT OF USE ASSET AND LEASE LIABILITY

The Company subleases corporate offices in Vancouver, BC, from HDSI under a lease agreement dated May 1, 2021, and the lease expires on April 29, 2026. On May 1, 2026, the lease agreement was renewed for another 5-year term expiring on April 30, 2031.

Right-of-use asset

A summary of the changes in the right-of-use asset for the twelve months ended March 31, 2026 is as follows:

Right-of-use-asset	($)
Balance at March 31, 2024	42,033
Amortization	(20,175)
Balance at March 31, 2025	21,858
Amortization	(20,177)
Balance at March 31, 2026	1,681

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AMARC RESOURCESLTD. Notes to the Financial Statements. For the years ended March 31, 2026 and 2025 (Expressed in Canadian Dollars, unless otherwise stated)

Lease liability

On May 1, 2021, the Company entered into the lease agreement, which resulted in the lease liability of $100,877 (undiscounted value of $134,766, discount rate used was 12.00%). This liability represents the monthly lease payment from May 1, 2021 to April 29, 2026, the end of the lease term less abatement granted by HDSI.

A summary of changes in the lease liability during the year ended March 31, 2026 are as follows:

Lease liability	($)
Balance at March 31, 2025	28,764
Lease payment – base rent portion	(28,165)
Lease liability – accretion expense	1,748
Balance at March 31, 2026	2,347
Current portion	2,347
Long-term portion	–

The following is a schedule of the Company’s future lease payments (base rent portion) under the lease obligations:

Future lease payments (base rent portion only)	($)
Fiscal 2027 (April 1, 2026 to April 29, 2027)	2,347
Total undiscounted lease payments	2,347
Less: imputed interest	–
Lease liability as at March 31, 2026	2,347

15. FINANCIAL RISK MANAGEMENT

(a) Capital management objectives

The Company’s primary objectives when managing capital are to safeguard the Company’s ability to continue as a going concern so that it can continue to provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise.

The Company considers the components of shareholders’ equity as well as its cash as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

The Company’s investment policy is to invest its cash in highly liquid, short-term, interest-bearing investments having maturity dates of three months or less from the date of acquisition, which are readily convertible into known amounts of cash.

The Company is not subject to any imposed equity requirements.

There were no changes to the Company’s approach to capital management during the year ended March 31, 2026.

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AMARC RESOURCESLTD. Notes to the Financial Statements. For the years ended March 31, 2026 and 2025 (Expressed in Canadian Dollars, unless otherwise stated)

(b) Carrying amounts and fair values of financial instruments

Fair value

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy for financial instruments measured at fair value. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy are as follows:

Level 1 ‐ applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 ‐ applies to assets or liabilities for which there are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly such as quoted prices for similar assets or liabilities in active markets or indirectly such as quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions.

Level 3 ‐ applies to assets or liabilities for which there are unobservable market data.

The Company’s recorded amounts of cash, amounts receivable, accounts payable and other liabilities approximate their respective fair values due to their short‐term nature. The carrying value of the restricted cash approximates its fair value, as it is cash-based. The Company’s marketable securities are carried at fair value based on quoted prices in active markets (level 1).

As at March 31, 2026, the carrying values of the Company’s financial assets and financial liabilities approximate their fair values.

(c) Financial instrument risk exposure and risk management

The Company is exposed in varying degrees to a variety of financial instrument-related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fair to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash, and amounts receivable and other assets. The carrying values of these financial assets represent the Company’s maximum exposure to credit risk.

The Company limits the exposure to credit risk by only investing its cash in high-credit quality financial institutions in business and savings accounts, which are available on demand by the Company for its programs.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Company ensures that there is sufficient cash in order to meet its short-term business requirements after taking into account the Company’s holdings of cash.

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AMARC RESOURCESLTD. Notes to the Financial Statements. For the years ended March 31, 2026 and 2025 (Expressed in Canadian Dollars, unless otherwise stated)

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. In the management of liquidity risk, the Company maintains a balance between continuity of funding and the flexibility through the use of borrowings. Management closely monitors the liquidity position and expects to have adequate sources of funding to finance the Company’s projects and operations. The directors of the Company are of the opinion that, taking into account the Company's cash reserves and external financial resources, the Company has sufficient working capital for its current obligations.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash. The Company’s policy is to invest cash at variable rates of interest and cash reserves are to be maintained in cash in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash matures impact interest income earned.

As at March 31, 2026, the Company’s exposure to interest rate risk was nominal.

Price risk

Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company is subject to price risk in respect of its investments in marketable securities.

As at March 31, 2026, the Company’s exposure to price risk was not significant in relation to these Financial Statements.

16. INCOME TAXES

(a) Provision for current tax

No provision has been made for current income taxes as the Company has no taxable income.

(b) Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized.

At March 31, 2026, the Company has unused non-capital loss carry forwards of approximately $10.7 million (March 31, 2025 - $13.3 million).

At March 31, 2026, the Company has resource tax pools of approximately $32.2 million (March 31, 2025 - $31.2 million) available in Canada, which may be carried forward and utilized to offset future taxes related to certain resource income.

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AMARC RESOURCESLTD. Notes to the Financial Statements. For the years ended March 31, 2026 and 2025 (Expressed in Canadian Dollars, unless otherwise stated)

(c) Reconciliation of effective tax rate

	March 31,	March 31,
	2026	2025

Net income (loss) for the year	(929,987)	(3,912,888)
Total income tax expense	–	–
Net income (loss) excluding income tax	(929,987)	(3,912,888)

Income tax expense (recovery) using the Company's tax rate	(251,000)	(1,056,000)
Non-deductible expenses and other	633,000	133,000
Temporary difference booked to reserve	(2,000)	(3,000)
Deferred income tax assets not recognized	(380,000)	926,000
	-	-

(d) Deductible temporary differences

At March 31, 2026, the Company had the following deductible temporary differences for which no deferred tax asset was recognized:

Expiry	Tax Losses (Capital)	Tax Losses	Resource Pools	Other
Within one year	–	–	–	–
One to five years	–	–	–	–
After five years	–	10,728,000	–	1,011,000
No expiry date	2,183,000	–	32,175,000	77,000
	2,183,000	10,728,000	32,175,000	1,088,000

17. EVENTS AFTER THE REPORTING PERIOD

(a) Exercise of Options

Subsequent to the year ended on March 31, 2026, the following options were exercised: 120,000 options at $0.125 per share; 50,000 options at $0.67 per share; 20,000 options at $0.105 per share.

(b) Joint Venture Agreement with Boliden

Subsequent to the year ended on March 31, 2026, Amarc and Boliden signed a joint venture agreement to jointly operate the DUKE JV (note 7(c)).

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